UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

TRONOX HOLDINGS PLC
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G9087Q 102**
(CUSIP Number)

Cristal Inorganic Chemicals Netherlands Coöperatief W.A.
World Trade Center Tower C, 15th Floor
Strawinskylaan 1543
1077 XX Amsterdam, Netherlands

Copy to:
Sarah Jones
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9087Q 102

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cristal Inorganic Chemicals Netherlands Coöperatief W.A. ("CIC Coop")

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
the Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
37,580,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
37,580,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,580,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
This percentage is calculated based upon the sum of (i) 123,117,450, the combined total of Class A ordinary shares and Class B ordinary shares of Tronox Limited outstanding as of January 31, 2019, as reported by Tronox Limited in its Form 10-K filed with the Securities and Exchange Commission on February 28, 2019 (all such ordinary shares were exchanged on a one-for-one basis for Ordinary Shares of Tronox Holdings plc, as described in the Form 8-K filed by Tronox Holdings plc on March 27, 2019) and (ii) 37,580,000, the Ordinary Shares of Tronox Holdings plc issued to GTU Ops Inc., in its capacity as custodian and nominee of CIC Coop, as consideration for certain transactions, as described in the Form 8-K filed by Tronox Holdings plc on April 11, 2019.

CUSIP No. G9087Q 102

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
National Titanium Dioxide Co. Ltd. ("Cristal")

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
37,580,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
37,580,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,580,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
This percentage is calculated based upon the sum of (i) 123,117,450, the combined total of Class A ordinary shares and Class B ordinary shares of Tronox Limited outstanding as of January 31, 2019, as reported by Tronox Limited in its Form 10-K filed with the Securities and Exchange Commission on February 28, 2019 (all such ordinary shares were exchanged on a one-for-one basis for Ordinary Shares of Tronox Holdings plc, as described in the Form 8-K filed by Tronox Holdings plc on March 27, 2019) and (ii) 37,580,000, the Ordinary Shares of Tronox Holdings plc issued to GTU Ops Inc., in its capacity as custodian and nominee of CIC Coop, as consideration for certain transactions, as described in the Form 8-K filed by Tronox Holdings plc on April 11, 2019.

CUSIP No. G9087Q 102

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
National Industrialization Company ("TASNEE")

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
37,580,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
37,580,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,580,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
This percentage is calculated based upon the sum of (i) 123,117,450, the combined total of Class A ordinary shares and Class B ordinary shares of Tronox Limited outstanding as of January 31, 2019, as reported by Tronox Limited in its Form 10-K filed with the Securities and Exchange Commission on February 28, 2019 (all such ordinary shares were exchanged on a one-for-one basis for Ordinary Shares of Tronox Holdings plc, as described in the Form 8-K filed by Tronox Holdings plc on March 27, 2019) and (ii) 37,580,000, the Ordinary Shares of Tronox Holdings plc issued to GTU Ops Inc., in its capacity as custodian and nominee of CIC Coop, as consideration for certain transactions, as described in the Form 8-K filed by Tronox Holdings plc on April 11, 2019.

Item 1.	Security and Issuer.

This initial statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value US$0.01 per share (the "Ordinary Shares") of Tronox Holdings plc, a public limited company incorporated under the laws of England and Wales (the “Issuer”). The registered office of Tronox Holdings plc is 3rd Floor, 25 Bury Street, London SWIY 2AL, England and its business phone number is +1 (203) 705-3800.

The Reporting Persons own 37,580,000 Ordinary Shares, which represents approximately 23.4% of Tronox Holdings plc's outstanding voting securities, based upon the sum of (i) 123,117,450, the combined total of Class A ordinary shares and Class B ordinary shares of Tronox Limited outstanding as of January 31, 2019, as reported by Tronox Limited in its Form 10-K filed with the Securities and Exchange Commission on February 28, 2019 (all such ordinary shares were exchanged on a one-for-one basis for Ordinary Shares of Tronox Holdings plc, as described in the Form 8-K filed by Tronox Holdings plc on March 27, 2019) and (ii) 37,580,000, the Ordinary Shares of Tronox Holdings plc issued to GTU Ops Inc., in its capacity as custodian and nominee of CIC Coop, as consideration for certain transactions, as described in the Form 8-K filed by Tronox Holdings plc on April 11, 2019.

Item 2.	Identity and Background.

This Schedule 13D constitutes an initial Schedule 13D filing on behalf of each of the Reporting Persons identified below, and is being filed jointly, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, pursuant to a joint filing agreement included as Exhibit A hereto.

The Reporting Persons (the "Reporting Persons") are (i) Cristal Inorganic Chemicals Netherlands Coöperatief W.A. (“CIC Coop”), a co-operative organized under the laws of the Netherlands, and the direct holder of the Depositary Receipts (as defined below) evidencing the Ordinary Shares, (ii) National Titanium Dioxide Company Limited (“Cristal”), a limited company registered in the Kingdom of Saudi Arabia, and the sole member of CIC Coop, and (iii) National Industrialization Company ("TASNEE"), a company incorporated under the laws of Saudi Arabia, and a 79% shareholder of Cristal.

The business address of CIC Coop is c/o World Trade Center Tower C, 15th Floor, Strawinskylaan 1543, 1077 XX Amsterdam, Netherlands.

The business address of Cristal is c/o Sari Street, Al Rabwah District 4284, Jeddah 23446-6762, Saudi Arabia.

The business address of TASNEE is c/o Business Gate, Bldg. C3, Airport Road, P.O. Box 26707 Riyadh 11496, Saudi Arabia.

The name, business address, citizenship and present principal occupation or employment of each executive officer and each member of the board of directors of each Reporting Person are set forth on Schedules A-1, A-2 and A-3 hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A-1, A-2 or A-3, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Sources and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction

On April 10, 2019 (the “Closing Date”), the Issuer caused Ordinary Shares to be issued to GTU Ops Inc., in its capacity as custodian and nominee of CIC Coop, together with cash and other consideration, in exchange for the titanium dioxide business (the “Business”) of Cristal (the “Transaction”), pursuant to a Transaction Agreement (the "Transaction Agreement”), dated as of February 21, 2017, as amended by Amendment No. 1 to the Transaction Agreement, dated as of March 1, 2018 and Amendment No. 2 to the Transaction Agreement ("Amendment No. 2"), dated as of March 28, 2019, by and among Cristal, Tronox Limited, a public limited company registered under the laws of the State of Western Australia (“Tronox”), and solely for certain purposes, CIC Coop. Tronox's re-domicile transaction was completed on March 27, 2019 (the "Re-Domicile Transaction"), which effectively changed the jurisdiction of incorporation of the publicly traded parent company of the Tronox group of companies from Australia to the United Kingdom. In order to account for the completion of the Re-Domicile Transaction, Amendment No. 2 provided for the Issuer to issue the Ordinary Shares to GTU Ops Inc., in its capacity as custodian and nominee of CIC Coop (which CIC Coop holds through Depositary Receipts, as described below) at the closing of the Transaction.

The Reporting Persons did not invest new capital in the Issuer in connection with the Transaction.  The Reporting Persons acquired, and presently hold, the Ordinary Shares (through Depository Receipts) for investment purposes.

In connection with the Transaction, CIC Coop and the Issuer, among others, have entered into a Depositary Agreement, dated April 10, 2019, with Computershare Trust Company, N.A. ("Computershare"), under which CIC Coop holds its Ordinary Shares through Computershare's depositary facilities. A conformed copy of the Depositary Agreement is attached hereto as Exhibit 99.1. Ordinary Shares to which CIC Coop is entitled under the Transaction were issued to GTU Ops Inc. as Computershare's custodian and nominee. Computershare issued depositary receipts to CIC Coop in respect of its Ordinary Shares (the "Depositary Receipts").  The Depositary Receipts are non-transferable and unlisted. Computershare and GTU Ops Inc. each disclaim any beneficial ownership interest in CIC Coop's Ordinary Shares.

Pursuant to the Shareholders' Agreement, dated April 10, 2019, by and between the Issuer, on the one hand, and CIC Coop, Cristal and the three shareholders of Cristal, on the other hand (collectively, the “Cristal Shareholders”), CIC Coop has the right to designate two directors for nomination on the board of directors of the Issuer (the “Board”).

Other than as described above and in item 6 below, the Reporting Persons do not have any present plan or proposal which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A-1, A-2 or A-3 hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) During the 60 days prior to the date of this filing, the Reporting Persons did not affect any transactions in the Ordinary Shares of the Issuer.

(d) To the best of each Reporting Person's knowledge, no person other than the Reporting Persons, Computershare and GTU Ops Inc. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares owned by CIC Coop, and Computershare and GTU Ops Inc. have disclaimed any such rights or entitlements as set forth in the Depositary Agreement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

In connection with the closing of the Transaction (the “Closing”), on the Closing Date, the Issuer and the Cristal Shareholders entered into a Shareholders' Agreement, pursuant to which the CIC Coop has the right to designate two directors for nomination on the Board.

Under the Shareholders' Agreement, as long as CIC Coop beneficially owns at least 24,900,000 or more of Ordinary Shares, it will retain the right to designate two directors for nomination on the Board and, as long as it beneficially owns at least 12,450,000 Ordinary Shares but less than 24,900,000 Ordinary Shares, it will have the right to designate for nomination one director of the Board.

During the period beginning on the Closing Date and ending on the earlier of the six months after the date on which CIC Coop no longer has the right to designate a director for nomination and the three year anniversary of the Closing Date, Cristal and the Cristal Shareholders are restricted from, among other things, acquiring additional Ordinary Shares of the Issuer and securities convertible into or exchangeable for any Ordinary Shares if after such acquisition, such party will beneficially own more than 24% of the voting securities of the Issuer, making any solicitation of proxies to vote or seeking to advise or influence voting, and arranging financing for the purchase of Ordinary Shares, each without the prior approval of the majority of the independent directors of the Board.

CIC Coop has also agreed under the Shareholders' Agreement to vote as necessary to ensure that the number of directors of Exxaro Resources Limited ("Exxaro") nominated by Exxaro and set forth in the Shareholder's Deed between the Issuer and Exxaro dated March 14, 2019 (the "Exxaro Agreement"), which was publicly filed by the Issuer on Form 8-K on March 27, 2019 as Exhibit 10.1, become directors of the Issuer. The Exxaro Agreement contains a reciprocal provision in favor of CIC Coop. However, the Reporting Persons do not thereby admit, for the purposes of sections 13(d) or 13(g) of the Exchange Act, the formation of a Section 13(d) Group with Exxaro.

In addition, under the Shareholders' Agreement, the Issuer has agreed to file promptly after the Closing, a registration statement covering 6,532,738 Ordinary Shares held by CIC Coop, which may be sold as soon as such registration statement is effective. Other than with respect to those shares, the Shareholders' Agreement includes restrictions on CIC Coop's ability to transfer any Ordinary Shares beneficially owned by it for a period of two years after the Closing Date other than to certain permitted transferees after the later of eighteen months and the resolution of all indemnification claims asserted by Tronox under the Transaction Agreement.

The Shareholders' Agreement contains certain demand and piggyback registration rights, which may be exercised after the two-year transfer restriction period expires. The Shareholders' Agreement also provides that as long as CIC Coop beneficially owns at least 11,743,750 Ordinary Shares, it will be granted certain preemptive rights.

The foregoing summary of the Shareholders' Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholders' Agreement, a copy of which is attached hereto as Exhibit 99.2, and the terms of which are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

A	Joint Filing Agreement, dated April 19, 2019, by and between the Reporting Persons.

99.1
Depositary Agreement, dated April 10, 2019 between the Issuer, CIC Coop, Computershare and all other holders of depositary receipts (filed as Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on April 15, 2019, and incorporated herein by reference).

99.2
Shareholders' Agreement, dated April 10, 2019 between the Issuer and the Cristal Shareholders (filed as Exhibit 4.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on April 11, 2019, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2019

Cristal Inorganic Chemicals Netherlands Coöperatief W.A.

By:	/s/ Moazzam A. Khan
Name: Moazzam A. Khan
Title: Director

National Titanium Dioxide Co. Ltd.

By:	/s/ Dr. Talal Al-Shair
Name: Dr. Talal Al-Shair
Title: Chairman of the Board

National Industrialization Company

By:	/s/ Mutlaq H. Al-Morished
Name: Mutlaq H. Al-Morished
Title: Executive Officer

SCHEDULE A-1

Directors and Executive Officers of Cristal Inorganic Chemicals Netherlands Coöperatief W.A.

The following table sets forth the name and present principal occupation of the only director and executive officer of CIC Coöp.  The business address for such director and executive officer listed below is World Trade Center Tower C, 15th Floor, Strawinskylaan 1543, 1077 XX Amsterdam, Netherlands.

Name/Citizenship	Present Principal Occupation
Moazzam A. Khan, Canadian	Finance Professional

SCHEDULE A-2

Directors and Executive Officers of National Titanium Dioxide Co. Ltd.

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of Cristal.  Unless otherwise noted, the business address for each director listed below is c/o Sari Street, Al Rabwah District 4284, Jeddah 23446-6762, Saudi Arabia. Unless otherwise noted, the business address for each executive officer listed below is Sari Street, Al Rabwah District 4284, Jeddah 23446-6762, Saudi Arabia.

Name/Citizenship	Present Principal Occupation
Dr. Talal Al-Shair, Saudi	Director
Badr Hamad Megrin Al-Hamad, Kuwait	Director
Fawaz Mohammed Fawaz Al-Fawaz, Saudi	Director
Mutlaq Al-Morished, Saudi	Director
Nazeeh Hassan Yousef Naseef, Saudi	Director

SCHEDULE A-3

Directors and Executive Officers of National Industrialization Company

The following table sets forth the names and present principal occupation of each director and executive officer of TASNEE.  The business address for each director listed below is Business Gate, Bldg. C3, Airport Road, P.O. Box 26707 Riyadh 11496, Saudi Arabia. Unless otherwise noted, the business address for each executive officer listed below is Business Gate, Bldg. C3, Airport Road, P.O. Box 26707 Riyadh 11496, Saudi Arabia.

Name/Citizenship	Present Principal Occupation
Mubarak A. Al Khafrah, Saudi	Engineer
Mutlaq Al-Morished, Saudi	Engineer
Dr. Talal Al-Shair, Saudi	Engineer
Dr. Nazeeh H. Naseef , Saudi	Engineer
Talal I. Al Mayman , Saudi	Engineer
Salah A. Al Terkait, Kuwaiti	Engineer

Ali B. Al Dakheel , Saudi	Information Technology Expert
Suliman A. Al Muhaideb , Saudi	Businessman
Sami A. Al Shenaiber , Saudi	Accountant
Ibraheem A. Al Qadhi, Kuwaiti	Financier
Saud S. Al Juhani , Saudi	Actuarian
Saad Al Ayedh, Saudi	Engineer

Fawaz Al Fawaz , Saudi	Accountant
Fadi Trabzuni , Saudi	Engineer
Zekeriyya Gemici , Turkish	Scientist
Christian Gunther, German/EU	Scientist
Kais As Sultany, UK National	Scientist